UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 852-2169-6390

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.

IMPORTANT NOTICES

China Fundamental Acquisition Corporation (“China Fundamental”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of China Fundamental’s shareholders to be held to approve the proposed acquisition with Wowjoint. China Fundamental’s officers and directors have no rights to any liquidation distribution China Fundamental makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if China Fundamental does not acquire a target business within 24 months of the IPO as required by China Fundamental’s Memorandum and Articles of Association, unless a 12-month extension to such time is approved by its shareholders. Shareholders of China Fundamental and other interested persons are advised to read China Fundamental’s proxy statement, when available, in connection with China Fundamental’s solicitation of proxies for the special meeting because this proxy statement will contain important information, including a copy of the Share Purchase Agreement.

The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the proxy statement without charge from China Fundamental. The proxy statement, once available, may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

Other Events

Commencing December 2009, China Fundamental Acquisition Corporation (“China Fundamental”) intends to use the materials attached hereto as Exhibit 99.1 to hold presentations for its shareholders and potential shareholders regarding its proposed acquisition of Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively “Wowjoint”), as previously reported in its Current Report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2009.  The materials attached as Exhibit 99.1 are incorporated by reference herein.

Exhibits
No.	Description
99.1	Investor Presentation, dated December 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
	By:	/s/ Chun Yi Hao
Name: Chun Yi Hao
Date: December 23, 2009		Title: Chief Executive Officer